The stock market continued to decline during the first quarter of 2009 with the Yacktman Fund and Focused Fund declining 7.75% and 5.72% respectively and the S&P 500 falling 11.01%.  The market dropped until March 9th, then had a strong rally through the end of the quarter.  Our funds performed well in March with the Yacktman Fund rising 13.18% and the Focused Fund up 14.36%.  This compares to an 8.76% increase for the S&P 500, which delivered its strongest month in 6 years.

Average Returns	The Yacktman Fund	S&P 500®	The Yacktman Focused Fund
Three Months (01/01/08 - 03/31/09)	-7.75%	-11.01%	-5.72%
One Year (04/01/08 - 03/31/09)	-27.62%	-38.09%	-23.71%
Three Year (04/01/06 - 03/31/09) (annualized)	-7.73%	-13.06%	-6.03%
Five Year (04/01/04 - 03/31/09) (annualized)	-2.36%	-4.76%	-1.21%
Ten Year (04/01/99 - 03/31/09) (annualized)	5.09%	-3.00%	4.30%

$16,413 $7,374

$15,236 $7,374

 The charts assume initial gross investment of $10,000 made on 03/31/1999

Long-term holders of the funds will continue to see that our approach tends to shine in a struggling economy.  Since the downturn began in earnest 18 months ago, our funds have handily outperformed the S&P 500, much like we did in the 2000-2002 period.

Some think the Yacktman Funds are only for difficult times.  We believe that we are positioned to perform well in either a recovering stock market or one which continues to be challenging.  This is due to the major portfolio repositioning we achieved during the market drop.  At current valuations our days of having to be defensive and hold cash are well behind us.  The market decline of the last 18 months has vindicated our prior decision to hold cash until valuations became more attractive.

Portfolio Review
Lancaster Colony’s shares rebounded strongly during the first quarter despite the market weakness as declining commodity prices helped the company report improved operating results.  We expect Lancaster to be one of a select group that could report substantially stronger earnings in 2009 as its food business benefits from significant margin expansion.

AmeriCredit was the biggest detractor from performance during the last quarter as the stock slid by more than 20%, moving in concert with the continued decline in financial service shares.  Recently, the company successfully renegotiated its warehouse line of credit, which will likely enable it to operate through the difficult economic environment.  We continue to believe that the shares are worth far more than the current price even if the business liquidates over the next few years.  If AmeriCredit’s business model recovers, the returns could be significant.

Fire up the Television Sets – News Corporation
We increased our weighting in media stocks during the quarter adding to our position in News Corporation.  In the last 18 months, News Corporation shares declined from the low $20’s to just under $5 per share a result of some company specific missteps, the market correction, and a slump in advertising.

Rupert Murdoch, the CEO and largest shareholder of News Corporation, is a talented leader who has achieved the seemingly impossible several times.  In the mid-1980s, he built Fox into the fourth major television network, at a time few thought anyone could challenge ABC, NBC, and CBS.  Today FOX is the #1 network.  Later he launched FOX News as a competitor to CNN in the cable news business.  Today, FOX News is #1 in cable news ratings.

News Corporation has achieved success in building a significant presence in satellite broadcasting with its Sky television brands in the United Kingdom, Italy and around the world.  The company has an enviable position globally and operates more than 150 cable channels around the world, offering substantial growth potential in years to come.

 “Sit on your Couch Investing”
To paraphrase Charlie Munger: investing is where you find a few great companies and then sit back and watch them grow.  Our current portfolio adds to this theory a bit as many of our holdings benefit as people sit on their couches while we patiently wait.

Nielsen Media reports that the average American watches more than 4.5 hours of television per day.  Given our significant positions in Viacom, News Corporation, Dish Networks, Liberty Interactive, and Disney, (Yacktman Fund Only) we would like to see Americans spend even more time watching their television sets as a way to enjoy low-cost entertainment in today’s soft economic environment.  While parked on the sofa, we also hope many enjoy a Coca-Cola or bag of Frito Lay chips.

A Note on Risk/Reward
There has been so much talk of risk/reward in the media that we wanted to discuss our perspective on this topic.  If the earnings power of a business is stable, the following should hold true:

Low Purchase Price = Low Risk/High Reward
High Purchase Price = High Risk/Low Reward

With many securities now trading at a fraction of their former prices, there is considerably less risk over the long term assuming the earnings power of a company is not permanently damaged.  Even if profits are challenged for many years, stocks like Viacom and News Corporation have fallen so far that we believe they are much Lower Risk/Higher Reward than in the past.  We believe our portfolio is full of holdings that fit this description.

In analyzing a company, it can be difficult to assess the long-term earnings power of a business.  Some firms operate in industries with relatively stable characteristics and are easier to assess like Coca-Cola or PepsiCo.  Others are in industries with more rapid change, such as technology companies, or are in industries with lower profit margins and often higher debt levels.

We focus on companies where we feel it is easier to appraise the earnings power, while being sensitive to the price we pay.  Predictable may be dull, but it usually avoids chaos.  At times, like today, we may also take smaller positions in businesses where the outlook is less clear, but we feel the potential for significantly outsized returns justifies the investment.

Looking Forward
We believe that our funds have many holdings which are positioned to perform well with or without a meaningful near-term economic recovery.  Difficult times allow companies with solid balance sheets and dominant competitive positions to emerge from a downturn even stronger as they take advantage of the challenges that struggling or dying competitors face.

With the media relentlessly focusing on the stock market and economic malaise, it is easy for many to be fearful.  In some cases, extreme price declines more than make up for a cloudy short term outlook.  When looking through the top holdings, investors will see that the bulk of positions we own are in stable, well-known businesses with strong competitive positions, which we believe are currently priced to produce great results over time.

Our fluid investment approach has allowed us to move from a significant cash position to a more fully-invested portfolio today as securities are selling at attractive prices.  In addition to our common stock positions, we have also purchased select debt and preferred securities which we feel offer attractive equity-like rates of return with more modest levels of risk.

Challenging markets produce the greatest investments.  We have an extremely high degree of confidence in the positions in the funds and believe we can achieve strong results from current levels.   As always, we will continue to be objective, diligent, and patient while moving quickly on opportunities when we find them.

The Yacktman Team

TOP TEN HOLDINS AS OF MARCH 31, 2009
THE YACKTMAN FUND	Percent of Net Assets	THE YACKTMAN FOCUSED FUND	Percent of Net Assets
Coca-Cola Co.	9.62%	Viacom, Inc.	9.70%
Viacom, Inc.	9.61%	AmeriCredit Corp.	9.07%
Microsoft Corp.	8.05%	Coca-Cola Co.	8.02%
AmeriCredit Corp.	6.20%	Microsoft Corp.	7.54%
eBay, Inc.	5.31%	eBay, Inc.	6.97%
News Corp.	5.13%	News Corp.	6.74%
PepsiCo, Inc.	4.55%	Toyota Industries Corp. – ADR	4.03%
Liberty Media Corp.	3.90%	Lancaster Colony Corp.	3.78%
Lancaster Colony Corp.	3.86%	PepsiCo, Inc.	3.72%
ConocoPhillips	3.31%	Liberty Media Corp.	3.70%

The performance data quoted for the Yacktman Funds represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that the investor’s shares, when redeemed, may be worth more or less than their original cost. The current performance may be higher or lower than the performance data quoted. The most recent month-end performance may be obtained by clicking on “Updated Performance” in the left hand column of the Yacktman website at www.yacktman.com ..

An investor should consider the investment objectives, risks and charges and expenses of the Funds carefully before investing.  The Funds’ prospectus contains this and other important information about the Funds. An investor may obtain a prospectus by also going to the Yacktman website at www.yacktman.com  and clicking on “Prospectus” in the left hand column or by calling this toll free number 1-800-525-8258. The prospectus should be read carefully before investing.